Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-161805
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 9, 2009)

Up to 73,025,000 Shares
(subject to increase to up to 83,978,750 shares)

COMMON STOCK

This supplements the prospectus of Northwest Bancshares, Inc. dated November 9, 2009, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering or community offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We have commenced a syndicated community offering to sell additional shares.

We are conducting a syndicated community offering of shares not subscribed for in the subscription offering and community offering. The shares are offered for sale to the general public at the offering price of $10.00 per share. Stifel, Nicolaus & Company, Incorporated is acting as sole book-running manager, and Janney Montgomery Scott LLC, RBC Capital Markets Corporation, Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc. are acting as co-managers for the syndicated community offering, which is being conducted on a best efforts basis pursuant to a prospectus dated November 9, 2009. Neither Stifel, Nicolaus & Company, Incorporated nor any other member of the selling group is required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated community offering is subject to the new purchase limitations discussed below and is otherwise subject to all applicable conditions disclosed in the prospectus. We retain the right to accept or reject in whole or in part any order in the syndicated community offering.

We are increasing the number of shares that you may purchase in the offering.

In order to complete the offering of our common stock, we must sell at least 53,975,000 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to $3.0 million (300,000 shares) in the offering. This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying deposit account held jointly.

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to $10.0 million (1,000,000 shares) in the offering.

These purchase limitations apply to purchases made in the subscription, community and syndicated community offerings. If you have purchased shares of common stock in the subscription, community and syndicated community offerings, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current Northwest Bancorp, Inc.’s stockholders disclosed in the prospectus remain unchanged.

Our records indicate that you have submitted an order or orders in the subscription offering or community offering totaling the previous purchase limitation, either alone or together with associates and persons acting in concert with you, and that you indicated on your stock order form a desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by noon, Eastern Time, on December 14, 2009. Payment for additional shares ordered must be by bank check or money order, by wire transfer or by authorization of withdrawal from your deposit account(s) at Northwest Savings Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Northwest Savings Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order form. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Northwest Bancorp, Inc.’s stockholders and Northwest Savings Bank’s depositors, (2) receipt of final regulatory approvals, including approval of an updated appraisal, and (3) the sale of at least 53,975,000 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Pennsylvania Department of Banking, or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus
For assistance, contact the Stock Information Center, toll-free, at (800) 697-2126.
December 7, 2009